Exhibit 99.2

Hello Everyone,

My name is Abby Athanasopoulos from the Appraisal Team here at Masterworks.

Today we’re pleased to bring you xSxexaxsxpxaxcxex, by the renowned artist, Helen Frankenthaler.

Helen Frankenthaler was one of the most important and influential American Abstract Expressionist artists of the 20th century.

Her market has shown an 12.7% Annual Record Price Growth Rate based on data from selected sales occurring from May 1984 to June 2023, and her top auction record is currently $7.8 million as of June 2023.

The Artwork is a prime example of Helen Frankenthaler’s innovative painting technique she originated and referred to as “soak-stain,” which involved pouring layers of thinned paint onto raw, unprimed canvas on the floor of her studio

So why do we like this painting? Three reasons:

One: Frankenthaler’s Sharpe Ratio of 1.70 as of June 2023 represents the Highest Risk-Adjusted Return of all Masterworks’ tracked artists, beating Basquiat, Banksy and Kusama.

Two: The artwork is a commercially desirable example by the artist, and the price growth for sales of similar works have accelerated in recent years, appreciating at an annualized rate of 16.6% based on auction sales of similar works from 2011 to 2023.

Three: Auction records for artworks similar in scale, style, and period are led by Eye of the Storm (1984), which sold for $2.4M at Sotheby’s in October 2021, and On the Road (1980), which sold for $1.8M at Phillips New York in May 2023

Thank you for joining us, and we look forward to bringing you this incredible work by Helen Frankenthaler.